Exhibit 99.13

TABLE B.4

Québec’s economic outlook

(percentage change, unless otherwise indicated)

	2011	2012	2013
Output
Real gross domestic product	1.6	1.5	1.9
Nominal gross domestic product	4.6	3.8	4.1
Nominal gross domestic product ($ billion)	333.9	346.7	360.9
Components of GDP (in real terms)
Consumption	1.3	1.4	1.9
Government expenditures	1.9	0.9	1.2
Residential investment	0.7	–3.5	–4.1
Non-residential business investment	10.1	4.6	4.6
Exports	1.4	3.4	3.4
Imports	3.4	2.1	2.2
Population and labour market
Population (thousands)	7 980	8 049	8 112
Population aged 15 and over (thousands)	6 573	6 621	6 668
Jobs (thousands)	3 954	3 975	4 011
Job creation (thousands)	38.5	21.3	35.7
Job creation (%)	1.0	0.5	0.9
Unemployment rate (%)	7.8	8.0	7.9
Employment rate (%)	60.1	60.0	60.1
Other economic indicators
Nominal consumption	3.1	3.4	3.6
Housing starts (thousands of units)	48.4	45.7	41.6
Personal income	3.1	3.1	3.6
Wages and salaries	4.1	3.1	3.6
Corporate benefits	10.2	6.9	4.4
Consumer prices	3.0	2.5	1.8
Nominal GDP per capita ($)	41 849	43 068	44 490
Per capita personal disposable income ($)	26 828	27 402	28 125

Sources :   Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2012 and 2013	B.29

TABLE B.6

Canadian financial markets

(per cent)

	2011	2012	2013	2014
Target for the overnight rate	1.0	1.0	1.0	1.4
Treasury bills - 3-month	0.9	0.9	1.0	1.4
Bonds - 10-year	2.8	2.3	3.0	3.7
Canadian dollar (in U.S. cents)	101.3	98.9	97.1	97.2

Sources:  Bloomberg, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2012 and 2013	B.39